
Duke
Energy®

Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400



São Paulo, April 29, 2005


05007976

**To**
**Securities and Exchange Commission**
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

82-4979

Ref.: **Duke Energy International, Geração Paranapanema S.A.**



Dear Sirs,

This is to inform that the shareholders representing more than 90 % of the voting stock of Duke Energy International, Geração Paranapanema S.A. attended the Ordinary General Shareholders' Meeting held on this date, in order to vote the following agenda: (i) to review, discuss, and approve the Annual Management Report on the Company's business and relevant administrative matters, the Balance Sheets and other Financial Statements of the Company, referring to the financial year ended on December 31, 2004; and (ii) to resolve on the allocation of profits and apportionment of dividends.

After the relevant clarifications were made, the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2004, were unanimously approved, as originally published in the newspaper Gazeta Mercantil and in the Official Gazette of the State of São Paulo on March 29, 2005.

The shareholders further approved the Management's proposal for declaration of dividends in the total amount of forty-four million, two hundred and seventy-nine thousand, nine hundred and twenty-three *reais* and ninety *centavos* (R$ 44,279,923.90), which shall be charged to the Company's reserve account for accrued profits, and apportioned


Duke
Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

ratably to the shares of the company's corporate capital, as follows: twenty-one million, three hundred and forty thousand, one hundred and ten *reais* and fifty-five *centavos* (R$ 21,340,110.55) to preferred shares, and twenty-two million, nine hundred and thirty-nine thousand, eight hundred and thirteen *reais* and thirty-five *centavos* (R$ 22,939,813.35) to common shares, i.e., R$ 0.472580804 for the lot of one thousand shares, regardless of their kind.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.



**By.** ______________________________

**Wagner Bertazo**
Financial/Investors' Relationship Officer